SECURITIES AND EXCHANGE COMMISSIONS
                          Washington,  DC  20549

                              SCHEDULE 13D
                Under the Securities Exchange Act of 1934

                     TIS Mortgage Investment Company
                             Name of Issuer

                     Common Stock, $.001 Par Value
                       Title of Class of Securities

                               872527106
                              CUSIP Number

                          Mr. John V. Winfield
                       The InterGroup Corporation
                  2121 Avenue of the Stars,  Suite 2020
                     Los Angeles, California 90067
                             (310) 556-1999
               _________________________________________
              Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications

                            July 25, 1997
          Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b) (3) or (4), check the following box.     [    ]

Check the following box if a fee is being paid with this
statement.     [ X ]

CUSIP No. 872527106

1.	Name of Reporting Person
    	John V. Winfield

2.	Check the Appropriate Box if a Member of a Group
   a. X    b.
3.	SEC Use Only

4.	Source of Funds
    	PF

5.	Check if Disclosure of Legal Proceedings is Required
    	pursuant to Items 2(d) or 2 ______

6.	Citizenship of Place of Organization
    	U.S. Citizen

Number of			                  	7.	Sole Voting Power
Shares				                        193,000 Shares
Beneficially	             	_____________________________________________
Owned by		                   		8.	Shared Voting Power
Each
Reporting	                	_____________________________________________
Person			                     	9.	Sole Dispositive Power
With	                         					193,000 Shares
                        				_____________________________________________
                         					10.	Shared Dispositive Power
                        				_____________________________________________
11.	Aggregate Amount Beneficially Owned By Each Reporting Person
    	193,000 Shares

12.	Check if the Aggregate Amount in Row 11 Excludes Certain
    	Shares _________

13.	Percent of Class Represented by Amount in Row 11
     	2.4%
14.	Type of Reporting Person
     	IN

CUSIP No. 872527106

1.	Name of Reporting Person
    	The Intergroup Corporation

2.	Check the Appropriate Box if a Member of a Group
   a. X    b.
3.	SEC Use Only

4.	Source of Funds
    	WC
5.	Check if Disclosure of Legal Proceedings is Required
   	pursuant to Items 2(d) or 2 ______

6.	Citizenship of Place of Organization
   	Delaware

Number of				                  7. Sole Voting Power
Shares				                        	281,300 Shares
Beneficially               		_____________________________________________
Owned by			                   	8.	Shared Voting Power
Each
Reporting	                  	_____________________________________________
Person		                     		9.	Sole Dispositive Power
With				                         		281,300 Shares
		                          		_____________________________________________
		                         			10.	Shared Dispositive Power

		                           		_____________________________________________
11.	Aggregate Amount Beneficially Owned By Each Reporting Person
     	281,300 Shares
12.	Check if the Aggregate Amount in Row 11 Excludes Certain
     	Shares _________

13.	Percent of Class Represented by Amount in Row 11
     	3.5%
14.	Type of Reporting Person
     	CO

 CUSIP No. 872527106

1.	Name of Reporting Person
    	Santa Fe Financial Corporation
2.	Check the Appropriate Box if a Member of a Group
     a. X       b.
3.	SEC Use Only

4.	Source of Funds
    	WC
5.	Check if Disclosure of Legal Proceedings is Required
    	pursuant to Items 2(d) or 2 ______

6.	Citizenship of Place of Organization
    	Nevada

Number of				                    7.	Sole Voting Power
Shares				                          	37,200 Shares
Beneficially	                	_____________________________________________
Owned by		                     		8.	Shared Voting Power
Each
Reporting                   			_____________________________________________
Person			                       	9.	Sole Dispositive Power
With						                           37,200 Shares
				                           _____________________________________________
				                           	10.	Shared Dispositive Power
                             				_____________________________________________
11.	Aggregate Amount Beneficially Owned By Each Reporting Person
     	37,200 Shares
12.	Check if the Aggregate Amount in Row 11 Excludes Certain
     	Shares _________

13.	Percent of Class Represented by Amount in Row 11
     	0.5%
14.	Type of Reporting Person
     	CO

                             SCHEDULE 13D
          OF MR. JOHN V. WINFIELD, THE INTERGROUP CORPORATION AND
                   SANTA FE FINANCIAL CORPORATION
                REGARDING OWNERSHIP OF COMMON STOCK OF
                   TIS MORTGAGE INVESTMENT COMPANY

This Schedule 13D is being filed by Mr. John V.
Winfield, The Intergroup Corporation, a Delaware corporation
("Intergroup") and Santa Fe Financial Corporation, a Nevada corporation ("Santa Fe"), in connection with the purchase of Common Stock, Par Value $.001 per share, (the "Shares") of TIS
Mortgage Investment Company, a Maryland corporation (the "Company").

Item. 1.	Security and Issuer.
This Schedule 13D relates to the Common Stock of the Company. The principal executive offices of TIS Mortgage
Investment Company are located at 655 Montgomery Street, Suite
800, San Francisco, California 94111.

Item 2.	Identity and Background.
This Schedule 13D is being filed by Mr. John V.
Winfield, Intergroup and Santa Fe. Mr. Winfield is the Chairman, President and Chief Executive Officer of Intergroup and Santa Fe, and is the controlling shareholder of Intergroup. Mr. Winfield is responsible for managing the investment portfolios and has investment control of securities held by each of these companies. Intergroup owns approximately 37.4% of Santa Fe, and Mr. Winfield, as an individual, owns 3.9% of Santa Fe.

The principal executive offices of Intergroup, and the business address of Mr. Winfield, are at 2121 Avenue of the Stars, Suite 2020, Los Angeles, California 90067. The nature of the business and purposes for which Intergroup was organized is to acquire, hold, operate, utilize, improve, deal with, lease, mortgage or otherwise encumber and dispose of real property of various types and description, and to engage in such other business and investment activities as would benefit Intergroup and its stockholders.

The principal executive offices of Santa Fe are at 2251
San Diego Avenue, Suite A-151, San Diego, California 92110.

Santa Fe primarily manages its investment in its 64.1%-owned subsidiary, Portsmouth and its other holdings.

During the last five years neither Mr. Winfield, Intergroup nor Santa Fe have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating actions subject to, federal or state securities laws or finding any violations with respect to such laws.

Appendix I sets forth additional information relating to the directors and executive officers of Intergroup and Santa
Fe and such information is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.
Mr. Winfield, Intergroup and Santa Fe used $246,232 of personal funds, $361,777 of working capital, and $47,631 of working capital, respectively, as their source of funds to purchase the Shares.

Item 4.	Purposes of Transactions.
Mr. Winfield, Intergroup and Santa Fe purchased the
Shares for investment purposes.

Except as set forth above, Mr. Winfield, Intergroup, and Santa Fe have no other plans or intentions that relate to or would result in the events set forth in Item 4 of the instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.
(a) Mr. Winfield, may be deemed to beneficially own, for purposes of Section 13(d) of the Exchange Act, 193,000
Shares. These shares represent 2.4% of the outstanding Shares based on the Company's representation that the Company has 8,105,880 Shares outstanding.

Intergroup, may be deemed to beneficially own, for purposes of Section 13(d) of the Exchange Act, 281,300 Shares.
These shares represent 3.5% of the outstanding shares based on the Company's representation that the Company has 8,105,880
Shares outstanding.

Santa Fe, may be deemed to beneficially own, for purposes of Section 13(d) of the Exchange Act, 37,200 Shares.
These shares represent 0.5% of the outstanding Shares based on the Company's representation that the Company has 8,105,880
Shares outstanding.

(b) Mr. Winfield, Intergroup and Santa Fe, each have sole voting and investment power with respect to their individual securities holdings disclosed in Item 5(a) above. Mr. Winfield, as Chairman, President and Chief Executive Officer of Intergroup and Santa Fe, may also be deemed to have voting and investment power with respect to Intergroup and Santa Fe's securities holding disclosed in Item 5(a) above.

(c) Information with respect to transactions effected in the Shares during the past sixty (60) days by Mr. Winfield, Intergroup and Santa Fe is set forth in Appendix II.

(d) No person other than Mr. Winfield, Intergroup and
Santa Fe, and Mr. Winfield as Chairman, President and Chief Executive Officer of each of these companies, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the securities disclosed in Item 5(a) above.

(e) Inapplicable.

Item 6.
Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Winfield, Intergroup, Santa Fe and any other person with respect to any securities of the Company including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

There are no securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Material to be Filed as Exhibits.

There is no material to be filed as Exhibits. There are no written agreements relating to the filing of joint acquisition statements as required by Rule 13d-1(f) (Section 240.13d-1(f)) and no written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in
Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

                               SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 31, 1997
      JOHN V. WINFIELD

						By:	/s/John V. Winfield

						THE INTERGROUP CORPORATION

 					By:	/s/  John V. Winfield
  							Its President, Chairman and
		  					CEO


						SANTA FE FINANCIAL CORPORATION

						By:	/s/  John V. Winfield
  							Its President, Chairman and
		  					CEO

                            APPENDIX I
The following sets forth the name, business address and
principal occupation of each officer and director of Intergroup and Santa Fe:
                           Intergroup
Directors:
John V. Winfield			              	Chairman of the Board and
The Intergroup Corporation		      President and Chief Executive
2121 Avenue of the Stars, 2020   	Officer of Intergroup, Santa
Los Angeles, California 90067		   Fe and Portsmouth

Joseph Grunwald				               Chairman of PDG N.V.(Belgium),
AGICO-PDG S.A.					               a hotel management company
222A Avenue Montjoie
Brussels, Belgium  1180

William J. Nance			              	President of Century Plaza
Plaza Printers, Inc.			           Printers, Inc.
2040 Avenue of the Stars
Los Angeles, California  90067

Mildred Bond Roxborough		        	Director of Development and
NAACP						                       Special Programs of the NAACP
39 Broadway, 22nd Floor
New York, New York  10006

Officers:
Gregory C. McPherson		           	Executive Vice President,
The Intergroup Corporation		      Assistant Secretary and
2121 Avenue of the Stars, 2020   	Assistant Treasurer of
Los Angeles, California  90067   	Intergroup

All of the foregoing are citizens of the United States except
Josef A. Grunwald, who is a citizen of Belgium.

                             Santa Fe
Directors:
John V. Winfield				               Chairman of the Board and
The Intergroup Corporation		       President and Chief Executive
2121 Avenue of the Stars, 2020	    Officer of Intergroup, Santa
Los Angeles, California 90067		    Fe and Portsmouth

Janice Braly-Nelsen			            	Director of Santa Fe and
Santa Fe Financial Corporation	    Portsmouth
2251 San Diego Avenue, Ste. A-151
San Diego, CA  92110

William J. Nance			               	President of Century Plaza
Plaza Printers, Inc.		            	Printers, Inc.
2040 Avenue of the Stars
Los Angeles, California  90067

Officers:
L. Scott Shields			               	Certified Public Accountant
Secretary, Treasurer and Chief
Financial Officer
L. Scott Shield, CPA
4540 Kearny Villa Road, Suite 213
San Diego, CA  92123

All of the foregoing are citizens of the United States.

To the best knowledge of Mr. Winfield, Intergroup and Santa Fe, none of the foregoing directors or executive officers have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating actions subject to, federal or state securities laws or finding any violations with respect to such laws.

To the best knowledge of Mr. Winfield, Intergroup and Santa Fe, none of the directors or executive officers, other than Mr. Winfield, beneficially own any Common Stock of the Company.

                           APPENDIX II

The following table sets forth the trade date for each purchase and sale of Common or Preferred Stock by Mr. Winfield, Intergroup and Santa Fe, the number of Shares purchased and sold in each such transaction and the price per share in each such transaction effected during the past sixty (60) days. All of the Shares were purchased in brokerage transactions on the New York Stock Exchange.


                                No. of Shares of
                                 Common Stock        Price per
Trade Date     Person              Purchased            Share
7/25/97      Intergroup              85,000             $1.13
7/28/97      Intergroup               6,900             $1.38
7/29/97      Intergroup              14,400             $1.25